Dreyfus Premier Blue Chip Fund

SEMIANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Blue Chip Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers, David B. Duchow and Timothy R. O'Brien.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

David B. Duchow and Timothy R. O'Brien, Primary Portfolio Managers
Wisconsin Capital Management, LLC, Sub-Investment Adviser

How did Dreyfus Premier Blue Chip Fund perform relative to its benchmark?

For the six-month period ended May 31, 2006, the fund produced total returns of 2.27% for Class A shares, 1.90% for Class B shares, 2.94% for Class C shares, 2.28% for Class J shares, 2.31% for Class R shares and 2.17% for Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's Composite Stock Price Index ("S&P 500 Index"), achieved a total return of 2.61% for the same period.[2]

Stocks generally advanced in a robust U.S. economy before encountering weakness related to economic concerns in the reporting period's final weeks. The fund's returns were modestly lower than the S&P 500 Index, primarily due to continued outperformance of the energy and industrial sectors, which the fund underweighted during the reporting period. We believe these areas were, and continue to be, expensive and vulnerable if the economy slows.

What is the fund's investment approach?

The fund seeks long-term growth of capital and income. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of blue chip companies with market capitalizations of $1 billion or more if the company is included in the S&P 500 Index or the Dow Jones Industrial Average, or $2 billion or more if the stock is not part of either index. The fund normally invests 10% to 20% of its assets in income-producing securities, including dividend-paying blue chip and other common stocks, preferred stocks and fixed-income securities.

When selecting investments, we analyze the quality of the company and the company's market valuation relative to its intrinsic business value. The fund typically invests in higher-quality companies when their shares are trading at substantial discounts to our estimates of their intrinsic value. We generally look for companies with:

• Leading market positions
• High barriers to market entry and other competitive or technological advantages

- High returns on equity and invested capital
- Consistent operating history
- Capable management
- Solid balance sheets
- Good growth prospects

The fund seeks competitive after-tax returns by holding securities for the long term, a strategy designed to give the fund greater tax efficiency.[3] We expect that capital growth will be accompanied by dividend income and growth of dividend income over time.

What other factors influenced the fund's performance?

Although we choose the fund's investments by evaluating individual companies instead of broader economic or market trends, it is worth noting that the fund and the stock market benefited during the reporting period from steady U.S. and global economic growth. Improving business conditions and better-than-expected corporate earnings across a variety of industry groups helped drive stock prices higher during much of the reporting period. However, renewed inflationary pressures in May sparked concerns that short-term interest rates might rise more than previously expected, and stocks fell sharply in the reporting period's final weeks.

The fund proved to be relatively well positioned to weather the financial markets' recent declines. Throughout the reporting period, we gradually increased the fund's exposure to shares of companies at the larger end of the capitalization range, which are sometimes referred to as "mega-cap" stocks. Because large, multinational companies with dominant market positions historically have tended to produce more consistent earnings under a variety of economic conditions than smaller businesses, their stocks tend to be less volatile during times of economic transition.

The fund received strong contributions from several stocks that had rebounded from previously low valuations. For-profit education provider Corinthian Colleges advanced when a new management team made progress toward improving operations. Printer manufacturer Lexmark International benefited from a change in its focus to new, higher-margin products. Orthopedics specialist Wright Medical Group achieved better earnings after some disappointing quarterly financial results, and pharmaceutical giants Merck & Co., Pfizer and Johnson & Johnson bounced back after being out of favor among investors for some time.

Some of the fund's lagging performers included companies that have not yet experienced the catalysts that we believe will drive their stocks higher. Software leader Microsoft disappointed investors when it increased spending and delayed the introduction of next-generation upgrades to its major products. Unlike industry rival Corinthian Colleges, Career Education has not fully addressed the regulatory, operational and shareholder-relations issues that have cast what we believe to be a temporary pall over its shares. Puerto-Rico-based mortgage lender Doral Financial has not yet recovered from accounting irregularities that compelled it to revise previous financial reports.

What is the fund's current strategy?

We have continued to favor companies near the top of the large-capitalization range, such as insurer American International Group, beverage leader Coca-Cola and retail giant Wal-Mart Stores. Large, multinational companies such as these not only appear more likely to weather an economic slowdown, but their stocks generally are more attractively valued than those of smaller companies. In addition, many potentially are well positioned to participate in stronger economies outside of the United States. Accordingly, we currently intend to take advantage of any additional bouts of market weakness to increase existing mega-cap positions. Of course, this strategy may change as changing market conditions warrant.

June 15, 2006

[1]   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided for Class J shares reflects the absorption of certain expenses by The Dreyfus Corporation pursuant to an agreement in effect through February 25, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's Class J shares return would have been lower. Class J shares are closed to new investors.*

[2]   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3]   *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Blue Chip Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006†

	Class A	Class B	Class C	Class R	Class T	Class J
Expenses paid per $1,000†	$ 6.45	$ 10.52	$ 11.13	$ 6.05	$ 7.86	$ 6.05
Ending value (after expenses)	$1,022.70	$1,019.00	$1,029.40	$1,023.10	$1,021.70	$1,022.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006†

	Class A	Class B	Class C	Class R	Class T	Class J
Expenses paid per $1,000†	$ 6.44	$ 10.50	$ 11.05	$ 6.04	$ 7.85	$ 6.04
Ending value (after expenses)	$1,018.55	$1,014.51	$1,013.96	$1,018.95	$1,017.15	$1,018.95

† Expenses are equal to the fund's annualized expense ratio of 1.28% for Class A, 2.09% for Class B, 2.20% for Class C, 1.20% for Class R, 1.56% for Class T and 1.20% Class J; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

Common Stocks–99.4%	Shares		Value ($)
Consumer Discretionary–24.6%			
Cabela's, Cl. A	37,000	a,b	659,710
Career Education	35,100	a	1,143,909
Corinthian Colleges	90,400	a	1,248,424
Interpublic Group of Cos.	96,200	a	916,786
Kohl's	11,500	a	617,435
Liberty Media Holding, Cap. Ser. A	3,200	a	254,624
Liberty Media Holding, Int. Ser. A	15,900	a	285,564
Viacom, Cl. B	11,500	a	434,125
Wal-Mart Stores	15,100		731,595
			6,292,172
Consumer Staples–5.9%			
Coca-Cola	23,800		1,047,914
Nestle, ADR	6,300		469,980
			1,517,894
Energy–1.9%			
Chevron	4,300		257,097
Exxon Mobil	3,900		237,549
			494,646
Financial–21.8%			
American International Group	17,400		1,057,920
Bank of America	9,600		464,640
Berkshire Hathaway, Cl. B	290	a	890,010
Citigroup	4,700		231,710
Doral Financial	47,600		358,904
Fannie Mae	17,400		865,650
Freddie Mac	3,900		234,156
JPMorgan Chase & Co.	8,600		366,704
Marsh & McLennan Cos.	40,400		1,132,412
			5,602,106
Health Care–21.8%			
Bausch & Lomb	11,900		584,885
Bristol-Myers Squibb	20,200		495,910
Cardinal Health	14,400		963,504

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Johnson & Johnson	7,700	463,694
McKesson	2,900	143,550
Merck & Co.	23,100	768,999
Pfizer	45,200	1,069,432
Wright Medical Group	34,300 [a]	775,180
Wyeth	7,200	329,328
		5,594,482
Industrial−6.2%		
Cendant	37,200	601,524
General Electric	8,600	294,636
Tyco International	26,000	704,860
		1,601,020
Information Technology−17.2%		
BISYS Group	61,600 [a]	908,600
Electronic Data Systems	44,300	1,086,236
First Data	10,600	488,766
Lexmark International, Cl. A	9,600 [a]	549,600
Microsoft	49,500	1,121,175
Unisys	41,400 [a]	272,412
		4,426,789
Total Common Stocks		
(cost $24,160,742)		**25,529,109**

Other Investment−.5%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $131,000)	131,000 c	**131,000**

Investment of Cash Collateral for Securities Loaned—2.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $703,000)	703,000 c	**703,000**
Total Investments (cost $24,994,742)	**102.6%**	**26,363,109**
Liabilities, Less Cash and Receivables	**(2.6%)**	**(660,902)**
Net Assets	**100.0%**	**25,702,207**

ADR—American Depository Receipts
a   Non-income producing security.
b   All or a portion of this security is on loan. At May 31, 2006, the total market value of the fund's security on loan is $659,710 and the total market value of the collateral held by the fund is $703,000.
c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Consumer Discretionary	24.6	Consumer Staples	5.9
Financial	21.8	Money Market Investments	3.2
Health Care	21.8	Energy	1.9
Information Technology	17.2		
Industrial	6.2		**102.6**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $659,710)–Note 1(b):		
Unaffiliated issuers	24,160,742	25,529,109
Affiliated issuers	834,000	834,000
Cash		5,543
Dividends and interest receivable		47,840
Receivable for shares of Beneficial Interest subscribed		267
Prepaid expenses		38,036
		26,454,795
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		18,106
Liability for securities on loan–Note 1(b)		703,000
Accrued expenses		31,482
		752,588
Net Assets ($)		**25,702,207**
Composition of Net Assets ($):		
Paid-in capital		23,533,980
Accumulated undistributed investment income–net		13,571
Accumulated net realized gain (loss) on investments		786,289
Accumulated net unrealized appreciation (depreciation) on investments		1,368,367
Net Assets ($)		**25,702,207**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T	Class J
Net Assets ($)	958,787	49,913	32,553	11,331	985	24,648,638
Shares Outstanding	78,394	4,119	2,626	925	80.892	2,012,018
Net Asset Value Per Share ($)	**12.23**	**12.12**	**12.40**	**12.25**	**12.18**	**12.25**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	188,278
Affiliated issuers	1,276
Income from securities lending	1,330
Total Income	**190,884**
Expenses:	
Management fee—Note 3(a)	104,923
Registration fees	52,160
Professional fees	23,575
Prospectus and shareholders' reports	7,646
Shareholder servicing costs—Note 3(c)	5,537
Custodian fees—Note 3(c)	1,797
Interest expense—Note 2	1,480
Trustees' fees and expenses—Note 3(d)	569
Loan commitment fees—Note 2	473
Distribution fees—Note 3(b)	256
Miscellaneous	6,471
Total Expenses	**204,887**
Less-reduction in expenses due to undertaking—Note 3(a)	(29,445)
Net Expenses	**175,442**
Investment Income—Net	**15,442**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	845,528
Net change in unrealized appreciation (depreciation) on investments	(134,945)
Net Realized and Unrealized Gain (Loss) on Investments	**710,583**
Net Increase in Net Assets Resulting from Operations	**726,025**

See notes to financial statements.

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Operations ($):		
Investment income–net	15,442	126,085
Net realized gain (loss) on investments	845,528	1,073,101
Net change in unrealized appreciation (depreciation) on investments	(134,945)	(1,806,313)
Net Increase (Decrease) in Net Assets Resulting from Operations	**726,025**	**(607,127)**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,286)	–
Class B shares	(48)	–
Class C shares	(71)	–
Class J shares	(119,610)	(201,887)
Class R shares	(3)	–
Class T shares	(2)	–
Net realized gain on investments:		
Class A shares	(27,039)	–
Class B shares	(1,536)	–
Class C shares	(804)	–
Class J shares	(1,094,548)	(864,523)
Class R shares	(42)	–
Class T shares	(38)	–
Total Dividends	**(1,246,027)**	**(1,066,410)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	402,973	675,769
Class B shares	17,014	39,932
Class C shares	12,000	20,020
Class J shares	786,142	6,719,241
Class R shares	10,056	1,096
Class T shares	–	1,000

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	29,325	−
Class B shares	1,473	−
Class C shares	41	−
Class J shares	1,211,524	982,799
Class R shares	45	−
Class T shares	40	−
Cost of shares redeemed:		
Class A shares	(99,903)	(24,127)
Class B shares	(6,951)	−
Class J shares	(5,417,698)	(6,684,159)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,053,919)**	**1,731,571**
Total Increase (Decrease) in Net Assets	**(3,573,921)**	**58,034**
Net Assets ($):		
Beginning of Period	29,276,128	29,218,094
End of Period	**25,702,207**	**29,276,128**
Undistributed investment income−net	13,571	120,149

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	32,109	53,675
Shares issued for dividends reinvested	2,432	–
Shares redeemed	(7,924)	(1,898)
Net Increase (Decrease) in Shares Outstanding	**26,617**	**51,777**
Class B[b]		
Shares sold	1,387	3,168
Shares issued for dividends reinvested	123	–
Shares redeemed	(559)	–
Net Increase (Decrease) in Shares Outstanding	**951**	**3,168**
Class C		
Shares sold	966	1,657
Shares issued for dividends reinvested	3	–
Net Increase (Decrease) in Shares Outstanding	**969**	**1,657**
Class R		
Shares sold	836	85
Shares issued for dividends reinvested	4	–
Net Increase (Decrease) in Shares Outstanding	**840**	**85**
Class T		
Shares sold	–	78
Shares issued for dividends reinvested	3	–
Net Increase (Decrease) in Shares Outstanding	**3**	**78**
Class J		
Shares sold	63,124	519,276
Shares issued for dividends reinvested	100,292	74,966
Shares redeemed	(434,782)	(525,621)
Net Increase (Decrease) in Shares Outstanding	**(271,366)**	**68,621**

[a] *The fund commenced offering six classes of shares on February 25, 2005. The existing shares were redesignated Class J shares and the fund added Class A, Class B, Class C, Class R and Class T shares.*

[b] *During the period ended May 31, 2006, 558 Class B shares representing $6,940 were automatically converted to 554 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.48	12.89
Investment Operations:		
Investment income—net[b]	.01	.02
Net realized and unrealized gain (loss) on investments	.27	(.43)
Total from Investment Operations	.28	(.41)
Distributions:		
Dividends from investment income—net	(.04)	–
Dividends from net realized gain on investments	(.49)	–
Total Distributions	(.53)	–
Net asset value, end of period	12.23	12.48
Total Return (%)[c,d]	2.27	(3.18)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	.85	1.54
Ratio of net expenses to average net assets[d]	.64	1.12
Ratio of net investment income to average net assets[d]	.07	.15
Portfolio Turnover Rate	10.29[d]	37.31
Net Assets, end of period ($ x 1,000)	959	646

[a] From February 25, 2005 (commencement of operations) through November 30, 2005.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.39	12.89
Investment Operations:		
Investment (loss)−net[b]	(.04)	(.04)
Net realized and unrealized gain (loss) on investments	.28	(.46)
Total from Investment Operations	.24	(.50)
Distributions:		
Dividends from investment income−net	(.02)	−
Dividends from net realized gain on investments	(.49)	−
Total Distributions	(.51)	−
Net asset value, end of period	12.12	12.39
Total Return (%)[c,d]	1.90	(3.88)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	1.38	2.45
Ratio of net expenses to average net assets[d]	1.04	1.73
Ratio of net investment (loss) to average net assets[d]	(.33)	(.39)
Portfolio Turnover Rate	10.29[d]	37.31
Net Assets, end of period ($ x 1,000)	50	39

[a] *From February 25, 2005 (commencement of operations) through November 30, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.57	12.89
Investment Operations:		
Investment income (loss)–net[b]	(.01)	.02
Net realized and unrealized gain (loss) on investments	.37	(.34)
Total from Investment Operations	.36	(.32)
Distributions:		
Dividends from investment income–net	(.04)	–
Dividends from net realized gain on investments	(.49)	–
Total Distributions	(.53)	–
Net asset value, end of period	12.40	12.57
Total Return (%)[c,d]	2.94	(2.48)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	1.25	2.99
Ratio of net expenses to average net assets[d]	1.10	1.39
Ratio of net investment income (loss) to average net assets[d]	(.37)	.29
Portfolio Turnover Rate	10.29[d]	37.31
Net Assets, end of period ($ x 1,000)	33	21

[a] From February 25, 2005 (commencement of operations) through November 30, 2005.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class R Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.50	12.89
Investment Operations:		
Investment income—net[b]	.03	.03
Net realized and unrealized gain (loss) on investments	.25	(.42)
Total from Investment Operations	.28	(.39)
Distributions:		
Dividends from investment income—net	(.04)	–
Dividends from net realized gain on investments	(.49)	–
Total Distributions	(.53)	–
Net asset value, end of period	12.25	12.50
Total Return (%)[c]	2.31	(3.03)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[c]	1.13	4.35
Ratio of net expenses to average net assets[c]	.60	.99
Ratio of net investment income to average net assets[c]	.23	.25
Portfolio Turnover Rate	10.29[c]	37.31
Net Assets, end of period ($ x 1,000)	11	1

[a] *From February 25, 2005 (commencement of operations) through November 30, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.44	12.89
Investment Operations:		
Investment (loss)–net[b]	(.01)	(.03)
Net realized and unrealized gain (loss) on investments	.27	(.42)
Total from Investment Operations	.26	(.45)
Distributions:		
Dividends from investment income–net	(.03)	–
Dividends from net realized gain on investments	(.49)	–
Total Distributions	(.52)	–
Net asset value, end of period	12.18	12.44
Total Return (%)[c,d]	2.17	(3.57)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	1.49	2.85
Ratio of net expenses to average net assets[d]	.78	1.50
Ratio of net investment (loss) to average net assets[d]	(.09)	(.26)
Portfolio Turnover Rate	10.29[d]	37.31
Net Assets, end of period ($ X 1,000)	1	1

[a] *From February 25, 2005 (commencement of operations) through November 30, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class J Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30,			
		2005[a]	2004	2003	2002[b]
Per Share Data ($):					
Net asset value, beginning of period	12.51	13.19	11.79	10.40	10.00
Investment Operations:					
Investment income−net	.01[c]	.05[c]	.10	.05	.03
Net realized and unrealized gain (loss) on investments	.27	(.25)	1.36	1.37	.37
Total from Investment Operations	.28	(.20)	1.46	1.42	.40
Distributions:					
Dividends from investment income−net	(.05)	(.09)	(.06)	(.03)	−
Dividends from net realized gain on investments	(.49)	(.39)	−	−	−
Total Distributions	(.54)	(.48)	(.06)	(.03)	−
Net asset value, end of period	12.25	12.51	13.19	11.79	10.40
Total Return (%)	2.28[d]	(1.72)	12.40	13.74	4.00[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.73[d]	1.47	1.70	2.18	3.36[e]
Ratio of net expenses to average net assets	.60[d]	1.19	1.20	1.20	1.20[e]
Ratio of net investment income to average net assets	.06[d]	.40	.88	.76	1.02[e]
Portfolio Turnover Rate	10.29[d]	37.31	23.64	21.30	5.98[d]
Net Assets, end of period ($ x 1,000)	24,649	28,568	29,200	16,100	6,100

[a] *The fund commenced offering six classes of shares on February 25, 2005. The existing shares were redesignated Class J shares.*

[b] *From August 1, 2002 (commencement of operations) through November 30, 2002.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Blue Chip Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds II (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective seeks a high level of long-term capital appreciation. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Wisconsin Capital Management, Inc. ("Wisconsin Capital"), serves as the fund's sub-investment adviser.

On February 25, 2005, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board, all of the assets, subject to the liabilities, of Thompson Plumb Blue Chip Fund, a series of Thompson Plumb Funds, Inc., were transferred to Dreyfus Premier Blue Chip Fund in exchange for shares of Beneficial Interest of Dreyfus Premier Blue Chip Fund's Class J shares of equal value on the close of business on February 25, 2005. Holders of Thompson Plumb Blue Chip Fund received Dreyfus Premier Blue Chip Fund, Class J shares, in an amount equal to the aggregate net asset value of their investment in Thompson Plumb Blue Chip Fund at the time of the exchange. The net asset value of Dreyfus Premier Blue Chip Fund's Class J shares on February 25, 2005, before and after the reorganization, was $12.89 per share and a total of 2,503,409 Class J shares representing net assets of $32,260,194 (including $2,968,698 net unrealized appreciation on investments) were issued to Thompson Plumb Blue Chip Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders. The fund is designed to have the same investment objective and substantially similar investment policies and strategies as the Thompson Plumb Blue Chip Fund. Class J shares are closed to new investors.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R, Class T and Class J shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at NAV per share only to institutional investors. Class J shares were created in connection with the reorganization of the Thompson Plumb Blue Chip Fund and are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase

Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

As of March 31, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 81 shares of each of the following Class R and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are, valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principal exchange.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A., whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Global Securities Lending, an affiliate of Dreyfus or the Manager, the fund may lend securities to qualified institutions. At originations, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2005 were as follows: ordinary income $238,002 and long-term capital gains $828,408. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2006 was approximately $57,600, with a related weighted average annualized interest rate of 5.16%.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed, from February 25, 2005 until February 25, 2007, to waive receipt of its fees and/or assume the expenses of the fund, so that annual fund operating expenses for Class J shares, exclusive of taxes, interest, brokerage commissions, commitment fees and extraordinary expenses, do not exceed 1.20%. Dreyfus had undertaken from December 1, 2005 through May 31, 2006, for Class A, Class B, Class C, Class R and Class T shares, to limit the operating expenses or assume all or part of the expenses of the fund, if the aggregate expenses, exclusive of taxes, brokerage fee, interest on borrowings, commitment fees, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.20% of the value of their average daily net assets. The reduction in expenses, pursuant to the undertakings, amounted to $29,445 during the period ended May 31, 2006.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Wisconsin Capital, Dreyfus has agreed to pay Wisconsin Capital a monthly fee in the amount of 100% of the management fee paid by the fund to Dreyfus for such month, less certain fees waived or expenses paid or reimbursed by Dreyfus, on the fund's assets attributable to accounts of shareholders who have an adviser-client relationship with Wisconsin Capital (including the accounts of all shareholders of Thompson Plumb Blue Chip Fund as of the reorganization date who continue as shareholders of the fund following the reorganization of Thompson Plumb Blue Chip Fund), plus, with respect to all other assets of the fund, 50% of the net management fee paid to the manager on such net assets.

During the period ended May 31, 2006, the Distributor advised the fund that it retained $1,207 from commission earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2006, Class B, Class C and Class T shares were charged $175, $80 and $1, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2006, Class A, Class B, Class C and Class T shares were charged $976, $58, $27 and $1, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for Class A, Class B, Class C, Class R and Class T shares of the fund. During the period ended May 31, 2006, the fund was charged $2,153 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2006, the fund was charged $1,797 pursuant to the custody agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer which is included in miscellaneous expenses.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $16,597, Rule 12b-1 distribution plan fees $47, shareholder services plan fees $210, custodian fees $1,710, chief compliance officer fees $1,605 and transfer agency per account fees $858 which are offset against an expense reimbursement currently in effect in the amount of $2,921.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2006, amounted to $2,868,718 and $7,092,826, respectively.

At May 31, 2006, accumulated net unrealized appreciation on investments was $1,368,367, consisting of $2,793,376 gross unrealized appreciation and $1,425,009 gross unrealized depreciation.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Board of Trustees meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement (together, the "Agreements") with Wisconsin Capital Management, LLC (the "Sub-Adviser"), for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Agreements, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Agreements with senior management personnel of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Agreements. In determining to continue the Agreements, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of services provided to the fund by the Manager pursuant to the Management Agreement, and by the Sub-Adviser pursuant to the Sub-Advisory Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution

of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund as well as the fund's asset size.

The Board members also considered the Manager's and Sub-Adviser's research and portfolio management capabilities and the Manager's oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over the Sub-Adviser.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund was ranked in the fifth quintile among its performance group and performance universe for the one-, two-, and three-year periods ended January 31, 2006. The Board members discussed with management the fund's investment strategy and the reasons for the fund's underperformance compared to the Lipper group and universe for the one-, two-, and three-year periods. The Board noted that the fund produced lower returns than its benchmarks, primarily due to the fund's focus on blue-chip stock, which, despite increasingly attractive valuations and strong business fundamentals, continued to lag smaller, more economically sensitive companies. The Board also cited the disappointing results from the fund's investments in for-profit education providers, which were hurt by industry-wide issues that the portfolio manager regards as temporary. The Board members took into account the portfolio managers' experience and superior long-term track record, and expressed their continued confidence in the portfolio management team.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee was lower than the average and median of the expense group, while the fund's actual total expense ratio was in the fourth quintile among the expense group and expense universe.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's and Sub-Adviser's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's or Sub-Adviser's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or Sub-Adviser, as applicable, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit, and the dollar amount of expenses allocated and profit received by the Sub-Adviser. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Sub-Adviser from acting as investment adviser and sub-investment adviser, respectively, and reviewed the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Agreements. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations;

• The Board concluded that the nature, extent and quality of the services provided by the Manager and the Sub-Adviser are adequate and appropriate.

• While the Board was concerned with the fund's short-term performance, it expressed confidence in the portfolio management team. The Board acknowledged the underperformance of the blue chip sector of the market, but stressed the need to continue to seek to improve the fund's performance record.

• The Board concluded that the fees paid by the fund to the Manager were reasonable in light of comparative performance and expense and advisory fee information, costs of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the advisory fee rates charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Agreements was in the best interests of the fund and its shareholders.

NOTES



For More Information

Dreyfus Premier Blue Chip Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Wisconsin Capital Management, LLC
1200 John Q. Hammons Drive
Madison, WI 53717

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

6070SA0506

Dreyfus Premier
Balanced Opportunity Fund

SEMIANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Balanced Opportunity Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager, Thomas Plumb.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Thomas Plumb, Primary Portfolio Manager
Wisconsin Capital Management, LLC, Sub-Investment Adviser

How did Dreyfus Premier Balanced Opportunity Fund perform relative to its benchmarks?

For the six-month period ended May 31, 2006, the fund produced total returns of 1.94% for Class A shares, 1.54% for Class B shares, 1.53% for Class C shares, 2.08% for Class J shares, 1.99% for Class R shares, 1.78% for Class T shares and 1.98% for Class Z shares.[1] In comparison, the fund's benchmarks, the Standard & Poor's Composite Stock Price Index ("S&P 500 Index") and the Lehman Brothers Intermediate Government/Credit Bond Index, achieved total returns of 2.61% and 0.30%, respectively, for the same period.[2]

Stocks generally advanced in a robust U.S. economy before encountering weakness in the reporting period's final weeks, while bonds experienced heightened volatility as inflation concerns mounted. The fund's returns were modestly lower than the S&P 500 Index, primarily due to continued outperformance of the energy and industrial sectors, which the fund underweighted during the reporting period. We believe these areas were, and continue to be, expensive and vulnerable if the economy slows.

What is the fund's investment approach?

The fund seeks high total return through a combination of capital appreciation and current income. To pursue this goal, the fund invests in a diversified mix of stocks and fixed-income securities. When allocating assets, the portfolio managers assess the relative return and risk of each asset class, analyzing several factors, including general economic conditions, anticipated future changes in interest rates and the outlook for stocks generally.

When choosing stocks, the portfolio managers look for companies that possess most of the following characteristics: leading market positions; high barriers to market entry and other competitive or technological advantages; high returns on equity and assets; good growth prospects; strong management; and relatively low debt burdens. The fund's equity portfolio may include large-company stocks, small-company stocks, growth stocks and value stocks that the portfolio managers believe can provide competitive returns under different market environments. This flexible approach to equity investing enables the fund to invest wherever the portfolio managers believe opportunity exists.

The fund normally invests at least 25% of its assets in fixed-income senior securities. The fund generally invests in investment-grade fixed-income securities, although it may invest up to 5% of its total assets in securities rated below investment grade. The dollar-weighted average portfolio maturity of the fund's fixed-income securities normally will not exceed 10 years.

What other factors influenced the fund's performance?

Although we choose the fund's equity investments by evaluating individual companies instead of broader economic or market trends, it is worth noting that the fund benefited during the reporting period from steady U.S. and global economic growth. Improving business conditions and better-than-expected corporate earnings across a variety of industry groups helped drive stock prices higher during much of the reporting period. However, renewed inflationary pressures in May sparked concerns that short-term interest rates might rise more than previously expected, and both stocks and bonds fell sharply in the reporting period's final weeks.

The fund proved to be relatively well positioned to weather the financial markets' recent declines. Throughout the reporting period, we gradually increased the fund's equity exposure to large, multinational companies with dominant market positions. Because blue-chip companies historically have tended to produce more consistent earnings under a variety of economic conditions than smaller businesses, their stocks tend to be less volatile during times of economic transition. Similarly, on the fixed income side, our focus on investment-grade corporate bonds with relatively short maturities helped protect the fund from the full brunt of market weakness related to rising short-term interest rates.

The fund received strong contributions from several stocks that rebounded from previously low valuations. For-profit education provider Corinthian Colleges advanced when a new management team made progress toward improving operations. Printer manufacturer Lexmark International benefited from a change in its focus to new, higher-margin products. Orthopedics specialist Wright Medical Group achieved better earnings after some disappointing quarterly financial results, and pharmaceutical giants Merck & Co., Pfizer and Johnson & Johnson bounced back after being out of favor among investors for some time.

Some of the fund's lagging performers included companies that have not yet experienced the catalysts that we believe will drive their stocks higher. Software leader Microsoft disappointed investors when it increased spending and delayed the introduction of next-generation upgrades to its major products. Career Education has not yet fully addressed the company-specific issues that have cast what we believe to be a temporary pall over its shares.

What is the fund's current strategy?

We have continued to favor large-capitalization companies in our equity portfolio. Large, multinational companies not only appear more likely to weather an economic slowdown, but their stocks currently are more attractively valued than those of smaller companies. In addition, many potentially are well positioned to participate in stronger economies outside of the United States. Accordingly, we currently intend to take advantage of any additional bouts of market weakness to increase existing large-cap positions. Of course, this strategy may change as changing market conditions warrant. Among bonds, we believe that short-maturity corporate securities may continue to help the fund weather the effects of intensifying inflationary pressures while generating high levels of current income.

June 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through November 30, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower. Class J shares are closed to new investors.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. Government, Treasury and Agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and
other expenses. Using the information below, you can estimate how these expenses
affect your investment and compare them with the expenses of other funds. You also may
pay one-time transaction expenses, including sales charges (loads) and redemption fees,
which are not shown in this section and would have resulted in higher total expenses.
For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in
Dreyfus Premier Balanced Opportunity Fund from December 1, 2005 to May 31, 2006.
It also shows how much a $1,000 investment would be worth at the close of the period
assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

	Expenses paid per $1,000†	Ending value (after expenses)
Class A	$ 6.04	$1,019.40
Class B	$10.05	$1,015.40
Class C	$ 9.70	$1,015.30
Class R	$ 5.69	$1,019.90
Class T	$ 7.70	$1,017.80
Class J	$ 4.74	$1,020.80
Class Z	$ 5.44	$1,019.80

† Expenses are equal to the fund's annualized expense ratio of 1.20% for Class A, 2.00% for Class B, 1.93% for
Class C, 1.13% for Class R, 1.53% for Class T, .94% for Class J and 1.08% for Class Z, multiplied by the
average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

	Expenses paid per $1,000†	Ending value (after expenses)
Class A	$ 6.04	$1,018.95
Class B	$10.05	$1,014.96
Class C	$ 9.70	$1,015.31
Class R	$ 5.69	$1,019.30
Class T	$ 7.70	$1,017.30
Class J	$ 4.73	$1,020.24
Class Z	$ 5.44	$1,019.55

† Expenses are equal to the fund's annualized expense ratio of 1.20% for Class A, 2.00% for Class B, 1.93% for Class C, 1.13% for Class R, 1.53% for Class T, .94% for Class J and 1.08% for Class Z, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

May 31, 2006 (Unaudited)

Common Stocks—68.4%	Shares	Value ($)
Consumer Discretionary—11.6%		
Cabela's, Cl. A	785,000 a,b	13,996,550
Career Education	570,000 b	18,576,300
Corinthian Colleges	1,850,000 a,b	25,548,500
Interpublic Group of Cos.	585,000 a,b	5,575,050
Kohl's	200,000 a,b	10,738,000
Viacom, Cl. B	180,000 b	6,795,000
Wal-Mart Stores	300,000	14,535,000
		95,764,400
Consumer Staples—3.3%		
Coca-Cola	300,000	13,209,000
Nestle, ADR	190,500	14,211,300
		27,420,300
Energy—4.2%		
Chevron	295,000	17,638,050
Exxon Mobil	280,000	17,054,800
		34,692,850
Financial—14.5%		
American International Group	300,000	18,240,000
Bank of America	360,000	17,424,000
Berkshire Hathaway, Cl. A	130 b	11,997,700
Citigroup	327,000	16,121,100
Doral Financial	1,025,200	7,730,008
Fannie Mae	440,000	21,890,000
JPMorgan Chase & Co.	385,000	16,416,400
Marsh & McLennan Cos.	360,000	10,090,800
		119,910,008
Health Care—13.4%		
Bausch & Lomb	220,000 a	10,813,000
Cardinal Health	340,000	22,749,400
Johnson & Johnson	220,000	13,248,400
Merck & Co.	300,000	9,987,000
Pfizer	1,000,000	23,660,000

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Wright Medical Group	507,700	a,b	11,474,020
Wyeth	200,000		9,148,000
Zimmer Holdings	160,000	b	9,688,000
			110,767,820
Industrial−7.5%			
Apollo Group, Cl. A	310,700	b	16,252,717
Cendant	825,000	a	13,340,250
General Electric	475,000		16,273,500
Tyco International	580,000		15,723,800
			61,590,267
Information Technology−13.9%			
BISYS Group	800,000	b	11,800,000
Dell	240,000	b	6,091,200
Electronic Data Systems	950,000		23,294,000
First Data	275,000		12,680,250
Fiserv	370,000	b	15,965,500
Lexmark International, Cl. A	215,000	b	12,308,750
Microsoft	1,100,000		24,915,000
Unisys	1,200,000	b	7,896,000
			114,950,700
Total Common Stocks (cost $526,098,952)			**565,096,345**

Preferred Stocks−2.4%		
Consumer Discretionary−.6%		
General Motors Corp., Cum., $1.84	300,000	**5,221,890**
Financial−1.1%		
Citigroup Capital VII, Cum., $1.78	290,000	7,358,750
General Motors Acceptance Corp., Cum., $1.83	100,000	2,096,000
		9,454,750

Preferred Stocks (continued)			Shares	Value ($)
Telecommunication Services−.7%				
Verizon South, Ser. F, Cum. $1.75			225,000	**5,589,855**
Total Preferred Stocks (cost $22,292,848)				**20,266,495**

Bonds and Notes−28.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Consumer Discretionary−3.2%				
Ford Motor, Notes	7.25	10/1/08	500,000	460,000
Johnson Controls, Notes	6.30	2/1/08	2,000,000	2,017,428
Johnson Controls, Sr. Notes	5.25	1/15/11	2,000,000	1,957,894
Liberty Media, Notes	3.50	9/25/06	7,000,000	6,979,343
Tribune, Unscd. Notes	4.88	8/15/10	5,000,000 [a]	4,766,100
Wal-Mart Stores, Sr. Notes	6.88	8/10/09	10,000,000	10,400,540
				26,581,305
Consumer Staples−1.9%				
HJ Heinz, Notes	6.00	3/15/08	5,000,000 [a]	5,023,870
Kraft Foods, Notes	4.63	11/1/06	10,450,000	10,416,602
				15,440,472
Financial−10.5%				
Bank of America, Sr. Notes	4.38	12/1/10	665,000	634,424
Bank of America, Sub. Notes	7.13	3/1/09	3,200,000	3,324,410
Bear Stearns Cos., Sr. Unsub. Notes, Ser. INC1	3.50	2/15/09	1,182,000	1,109,670
Caterpillar Financial Services, Notes, Ser. F	3.70	8/15/08	5,000,000	4,813,620

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Financial (continued)				
Citicorp, Sub. Notes, Ser. F	6.38	11/15/08	5,000,000	5,108,845
Ford Motor Credit, Notes	5.09	3/13/07	55,000 c	53,897
Ford Motor Credit, Notes	5.79	9/28/07	160,000 c	155,642
General Electric Capital, Debs.	8.75	5/21/07	1,540,000	1,587,172
General Electric Capital, Notes, Ser. A	6.13	2/22/11	10,000,000	10,234,430
General Motors Acceptance, Bonds	6.15	4/5/07	2,000,000	1,972,962
General Motors Acceptance, Notes	6.13	9/15/06	5,000,000 a	4,982,710
General Motors Acceptance, Notes	6.13	2/1/07	74,000	73,274
General Motors Acceptance, Notes	6.75	12/1/14	203,000 a	184,563
General Motors Acceptance, Notes, Ser. SMN	7.20	12/15/06	2,000,000	1,963,388
Goldman Sachs Group, Notes	7.35	10/1/09	10,000,000	10,521,780
HSBC Finance, Sr. Unscd. Notes, Ser. NOTz	4.45	9/15/08	2,500,000	2,427,240
International Lease Finance, Notes, Ser. O	4.55	10/15/09	4,000,000	3,864,376
International Lease Finance, Unsub. Notes	4.75	7/1/09	10,015,000	9,766,788
Loews, Notes	6.75	12/15/06	2,000,000	2,008,604
Marsh & McLennan Cos., Sr. Notes	5.38	3/15/07	10,000,000	9,964,610
Marsh & McLennan Cos., Sr. Notes	7.13	6/15/09	5,000,000	5,172,335
Prudential Financial, Sr. Notes, Ser. NOT1	4.00	1/15/09	4,000,000	3,888,232

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Financial (continued)				
Wachovia, Sub. Notes	6.40	4/1/08	2,000,000	2,034,686
Wells Fargo Bank NA, Unscd. Sub. Notes	7.55	6/21/10	1,000,000	1,073,335
				86,920,993
Health Care–.9%				
Pharmacia, Notes	5.88	12/1/08	7,500,000	**7,570,717**
Industrial–1.9%				
Cardinal Health, Notes	6.25	7/15/08	4,000,000	4,041,496
Cardinal Health, Notes	6.75	2/15/11	10,925,000	11,311,002
US Airways, Enhanced Equip. Notes, Ser. CL C	8.93	10/15/09	114,798 d,e	11
				15,352,509
Information Technology–.7%				
First Data, Notes	3.90	10/1/09	5,000,000	4,748,870
Oracle, Sr. Notes	6.91	2/15/07	945,000	953,816
				5,702,686
Materials–.2%				
Chevron Phillips Chemical, Notes	5.38	6/15/07	1,500,000	**1,497,000**
Telecommunication Services–2.2%				
GTE North, Debs., Ser. D	6.90	11/1/08	7,000,000	7,137,858
GTE Northwest, Unscd. Debs., Ser. C	6.30	6/1/10	1,055,000	1,057,304
New Cingular Wireless Services, Sr. Notes	7.88	3/1/11	8,000,000	8,682,640
Pacific Bell, Notes	6.13	2/15/08	1,000,000 a	1,003,281
				17,881,083

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies−4.7%				
Federal Home Loan Bank System, Bonds	3.25	8/11/06	10,000,000	9,962,340
Federal Home Loan Bank System, Bonds	4.50	7/12/10	10,300,000	10,072,803
Federal Home Loan Mortgage Corp., Notes	3.75	4/15/07	6,000,000	5,919,708
Federal Home Loan Mortgage Corp., Notes	4.75	12/8/10	5,000,000	4,873,850
Federal National Mortgage Association, Notes, Ser. 1	5.00	7/27/15	8,675,000	8,427,164
				39,255,865
U.S. Government Agencies/ Mortgage-Backed−.0%				
Federal Home Loan Mortgage Corp., 5.50%, 9/1/34			29,410	28,426
Federal National Mortgage Association:				
5.50%, 9/1/34			115,431	111,500
6.00%, 5/1/33			124,001	122,876
8.00%, 3/1/30			1,656	1,759
				264,561
U.S. Government Securities−2.1%				
U.S. Treasury Notes	4.25	10/15/10	13,000,000 [a]	12,611,430
U.S. Treasury Notes	4.63	2/29/08	5,000,000 [a]	4,965,825
				17,577,255
Utilities−.2%				
Wisconsin Power & Light, Notes	7.00	6/15/07	1,500,000	**1,517,792**
Total Bonds and Notes (cost $240,580,537)				**235,562,238**

Other Investment−.2%			Shares	Value ($)
Registered Investment Company;				
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,635,000)			1,635,000 [f]	**1,635,000**

Investment of Cash Collateral for Securities Loaned—7.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $64,270,226)	64,270,226 ^f	**64,270,226**
Total Investments (cost $854,877,563)	**107.3%**	**886,830,304**
Liabilities, Less Cash and Receivables	**(7.3%)**	**(60,294,208)**
Net Assets	**100.0%**	**826,536,096**

ADR—American Depository Receipts.

^a *All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities on loan is $69,178,716 and the total market value of the collateral held by the fund is $71,607,584 consisting of cash collateral of $64,270,226 and U.S. Government and agency securities valued at $7,337,358.*

^b *Non-income producing security.*

^c *Variable rate security—interest rate subject to periodic change.*

^d *Non-income producing—security in default.*

^e *The value of this security has been determined in good faith under the direction of the Board of Trustees.*

^f *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	26.1	U.S. Government	
Consumer Discretionary	15.4	Agencies & Securities	6.8
Information Technology	14.6	Consumer Staples	5.2
Health Care	14.3	Energy	4.2
Industrial	9.4	Telecommunication Services	2.9
Money Market Investments	8.0	Materials	.2
		Utilities	.2
			107.3

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $69,178,716)–Note 1(b):		
Unaffiliated issuers	788,972,337	820,925,078
Affiliated issuers	65,905,226	65,905,226
Dividends and interest receivable		4,745,571
Receivable for investment securities sold		1,187,583
Receivable for shares of Beneficial Interest subscribed		696,055
Prepaid expenses		67,843
		893,527,356
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		968,563
Cash overdraft due to Custodian		191,173
Liability for securities on loan–Note 1(b)		64,270,226
Payable for shares of Beneficial Interest redeemed		1,238,174
Accrued expenses		323,124
		66,991,260
Net Assets ($)		**826,536,096**
Composition of Net Assets ($):		
Paid-in capital		797,016,427
Accumulated undistributed investment income–net		4,225,067
Accumulated net realized gain (loss) on investments		(6,658,139)
Accumulated net unrealized appreciation (depreciation) on investments		31,952,741
Net Assets ($)		**826,536,096**

Net Asset Value Per Share

Class A	
Net Assets ($)	239,554,445
Shares Outstanding	12,560,467
Net Asset Value Per Share ($)	**19.07**
Class B	
Net Assets ($)	175,368,617
Shares Outstanding	9,267,178
Net Asset Value Per Share ($)	**18.92**
Class C	
Net Assets ($)	136,609,955
Shares Outstanding	7,203,741
Net Asset Value Per Share ($)	**18.96**
Class R	
Net Assets ($)	724,389
Shares Outstanding	38,002
Net Asset Value Per Share ($)	**19.06**
Class T	
Net Assets ($)	2,615,373
Shares Outstanding	137,365
Net Asset Value Per Share ($)	**19.04**
Class J	
Net Assets ($)	182,190,143
Shares Outstanding	9,524,896
Net Asset Value Per Share ($)	**19.13**
Class Z	
Net Assets ($)	89,473,174
Shares Outstanding	4,693,597
Net Asset Value Per Share ($)	**19.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers (net of $73,960 foreign taxes withheld at source)	5,475,312
Affiliated issuers	70,454
Interest	5,819,611
Income on securities lending	402,341
Total Income	**11,767,718**
Expenses:	
Management fee–Note 3(a)	3,536,257
Shareholder servicing costs–Note 3(c)	1,276,708
Distribution fees–Note 3(b)	1,253,740
Registration fees	61,911
Professional fees	54,451
Prospectus and shareholders' reports	53,882
Custodian fees–Note 3(c)	34,896
Trustees' fees and expenses–Note 3(d)	9,183
Interest expense–Note 2	7,542
Loan commitment fees–Note 2	4,390
Miscellaneous	27,856
Total Expenses	**6,320,816**
Less–reduction in expenses	
due to undertaking–Note 3(a)	(43,979)
Net Expenses	**6,276,837**
Investment Income–Net	**5,490,881**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	6,968,822
Net unrealized change in appreciation (depreciation) on investments	5,216,837
Net Realized and Unrealized Gain (Loss) on Investments	**12,185,659**
Net Increase in Net Assets Resulting from Operations	**17,676,540**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Operations ($):		
Investment income–net	5,490,881	11,446,080
Net realized gain (loss) on investments	6,968,822	17,777,196
Net unrealized change in appreciation (depreciation) on investments	5,216,837	(27,035,893)
Net Increase (Decrease) in Net Assets Resulting from Operations	**17,676,540**	**2,187,383**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,136,174)	(2,229,931)
Class B shares	(1,528,756)	(876,835)
Class C shares	(1,266,775)	(741,637)
Class R shares	(13,217)	(6,234)
Class T shares	(35,190)	(22,966)
Class J shares	(3,380,607)	(2,611,167)
Class Z shares	(1,649,529)	(1,311,701)
Net realized gain on investments:		
Class A shares	(2,145,729)	(1,382,746)
Class B shares	(1,489,557)	(876,085)
Class C shares	(1,242,256)	(781,129)
Class R shares	(6,051)	(3,423)
Class T shares	(22,859)	(16,814)
Class J shares	(1,552,424)	(1,468,545)
Class Z shares	(783,526)	(712,974)
Total Dividends	**(19,252,650)**	**(13,042,187)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	30,378,845	147,734,140
Class B shares	9,610,285	77,739,605
Class C shares	7,895,450	69,755,064
Class R shares	139,391	691,063
Class T shares	29,073	1,012,225
Class J shares	7,680,170	23,049,984
Class Z shares	2,082,489	5,709,639
Net assets received in connection with reorganization–Note 1:		
Class Z shares	–	120,745,007

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	5,722,153	3,339,248
Class B shares	2,723,741	1,559,230
Class C shares	2,068,726	1,214,793
Class R shares	15,023	5,248
Class T shares	55,108	38,141
Class J shares	4,806,812	3,586,646
Class Z shares	2,386,937	1,984,199
Cost of shares redeemed:		
Class A shares	(70,713,185)	(88,723,713)
Class B shares	(23,324,966)	(25,583,996)
Class C shares	(31,515,167)	(32,639,622)
Class R shares	(181,804)	(351,960)
Class T shares	(379,702)	(610,617)
Class J shares	(34,541,648)	(65,232,098)
Class Z shares	(14,876,492)	(25,495,578)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(99,938,761)**	**219,526,648**
Total Increase (Decrease) in Net Assets	**(101,514,871)**	**208,671,844**
Net Assets ($):		
Beginning of Period	928,050,967	719,379,123
End of Period	**826,536,096**	**928,050,967**
Undistributed investment income—net	4,225,067	10,744,434

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	1,574,223	7,679,008
Shares issued for dividends reinvested	304,186	170,630
Shares redeemed	(3,669,760)	(4,634,047)
Net Increase (Decrease) in Shares Outstanding	**(1,791,351)**	**3,215,591**
Class B[b]		
Shares sold	503,549	4,073,635
Shares issued for dividends reinvested	145,305	80,002
Shares redeemed	(1,220,016)	(1,345,637)
Net Increase (Decrease) in Shares Outstanding	**(571,162)**	**2,808,000**
Class C		
Shares sold	412,959	3,646,655
Shares issued for dividends reinvested	110,241	62,233
Shares redeemed	(1,644,737)	(1,717,021)
Net Increase (Decrease) in Shares Outstanding	**(1,121,537)**	**1,991,867**
Class R		
Shares sold	7,241	35,922
Shares issued for dividends reinvested	799	268
Shares redeemed	(9,424)	(18,362)
Net Increase (Decrease) in Shares Outstanding	**(1,384)**	**17,828**
Class T		
Shares sold	1,500	52,386
Shares issued for dividends reinvested	2,930	1,950
Shares redeemed	(19,745)	(31,847)
Net Increase (Decrease) in Shares Outstanding	**(15,315)**	**22,489**
Class J		
Shares sold	397,807	1,197,567
Shares issued for dividends reinvested	255,003	182,992
Shares redeemed	(1,788,550)	(3,391,993)
Net Increase (Decrease) in Shares Outstanding	**(1,135,740)**	**(2,011,434)**
Class Z		
Shares sold	108,109	297,734
Shares issued in connection with reorganization–Note 1	–	6,160,460
Shares issued for dividends reinvested	126,965	101,493
Shares redeemed	(774,002)	(1,327,162)
Net Increase (Decrease) in Shares Outstanding	**(538,928)**	**5,232,525**

[a] *Effective December 18, 2004 (commencement of initial offering) to November 30, 2005, for Class Z shares.*

[b] *During the period ended May 31, 2006, 96,006 Class B shares representing $1,840,487 were automatically converted to 95,361 Class A shares and during the period ended November 30, 2005, 159,663 Class B shares representing $3,039,123 were automatically converted to 158,489 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30,	
		2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	19.15	19.30	18.86
Investment Operations:			
Investment income−net[b]	.14	.28	.28
Net realized and unrealized gain (loss) on investments	.22	(.12)	.16
Total from Investment Operations	.36	.16	.44
Distributions:			
Dividends from investment income−net	(.29)	(.19)	−
Dividends from net realized gain on investments	(.15)	(.12)	−
Total Distributions	(.44)	(.31)	−
Net asset value, end of period	19.07	19.15	19.30
Total Return (%)[c]	1.94[d]	.77	2.33[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.60[d]	1.21	1.03[d]
Ratio of net expenses to average net assets	.60[d]	1.21	1.03[d]
Ratio of net investment income to average net assets	.73[d]	1.43	1.52[d]
Portfolio Turnover Rate	17.59[d]	39.39	32.41
Net Assets, end of period ($ X 1,000)	239,554	274,871	214,949

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30,	
		2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	18.94	19.17	18.86
Investment Operations:			
Investment income−net[b]	.06	.12	.15
Net realized and unrealized gain (loss) on investments	.23	(.11)	.16
Total from Investment Operations	.29	.01	.31
Distributions:			
Dividends from investment income−net	(.16)	(.12)	−
Dividends from net realized gain on investments	(.15)	(.12)	−
Total Distributions	(.31)	(.24)	−
Net asset value, end of period	18.92	18.94	19.17
Total Return (%)[c]	1.54[d]	(.02)	1.64[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.00[d]	2.00	1.70[d]
Ratio of net expenses to average net assets	1.00[d]	2.00	1.70[d]
Ratio of net investment income to average net assets	.33[d]	.64	.83[d]
Portfolio Turnover Rate	17.59[d]	39.39	32.41
Net Assets, end of period ($ X 1,000)	175,369	186,377	134,791

[a]   *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	18.98	19.19	18.86
Investment Operations:			
Investment income—net[b]	.07	.13	.16
Net realized and unrealized gain (loss) on investments	.22	(.11)	.17
Total from Investment Operations	.29	.02	.33
Distributions:			
Dividends from investment income—net	(.16)	(.11)	−
Dividends from net realized gain on investments	(.15)	(.12)	−
Total Distributions	(.31)	(.23)	−
Net asset value, end of period	18.96	18.98	19.19
Total Return (%)[c]	1.53[d]	.06	1.75[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.96[d]	1.94	1.64[d]
Ratio of net expenses to average net assets	.96[d]	1.94	1.64[d]
Ratio of net investment income to average net assets	.37[d]	.70	.84[d]
Portfolio Turnover Rate	17.59[d]	39.39	32.41
Net Assets, end of period ($ X 1,000)	136,610	157,982	121,545

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	19.17	19.31	18.86
Investment Operations:			
Investment income−net[b]	.15	.32	.35
Net realized and unrealized gain (loss) on investments	.22	(.13)	.10
Total from Investment Operations	.37	.19	.45
Distributions:			
Dividends from investment income−net	(.33)	(.21)	−
Dividends from net realized gain on investments	(.15)	(.12)	−
Total Distributions	(.48)	(.33)	−
Net asset value, end of period	19.06	19.17	19.31
Total Return (%)	1.99[c]	.95	2.38[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.56[c]	1.00	.97[c]
Ratio of net expenses to average net assets	.56[c]	1.00	.97[c]
Ratio of net investment income to average net assets	.77[c]	1.64	2.11[c]
Portfolio Turnover Rate	17.59[c]	39.39	32.41
Net Assets, end of period ($ X 1,000)	724	755	416

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30,	
		2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	19.09	19.26	18.86
Investment Operations:			
Investment income—net[b]	.11	.22	.23
Net realized and unrealized gain (loss) on investments	.22	(.11)	.17
Total from Investment Operations	.33	.11	.40
Distributions:			
Dividends from investment income—net	(.23)	(.16)	–
Dividends from net realized gain on investments	(.15)	(.12)	–
Total Distributions	(.38)	(.28)	–
Net asset value, end of period	19.04	19.09	19.26
Total Return (%)[c]	1.78[d]	.52	2.12[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.76[d]	1.49	1.26[d]
Ratio of net expenses to average net assets	.76[d]	1.49	1.26[d]
Ratio of net investment income to average net assets	.57[d]	1.15	1.19[d]
Portfolio Turnover Rate	17.59[d]	39.39	32.41
Net Assets, end of period ($ X 1,000)	2,615	2,915	2,508

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class J Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30,				
		2005	2004[a]	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	19.22	19.35	18.05	16.37	18.66	19.21
Investment Operations:						
Investment income−net	.17[b]	.31[b]	.34[b]	.25	.26	.26
Net realized and unrealized gain (loss) on investments	.22	(.11)	1.21	1.69	(.98)	1.54
Total from Investment Operations	.39	.20	1.55	1.94	(.72)	1.80
Distributions:						
Dividends from investment income−net	(.33)	(.21)	(.25)	(.26)	(.26)	(.27)
Dividends from net realized gain on investments	(.15)	(.12)	−	−	(1.31)	(2.08)
Total Distributions	(.48)	(.33)	(.25)	(.26)	(1.57)	(2.35)
Net asset value, end of period	19.13	19.22	19.35	18.05	16.37	18.66
Total Return (%)	2.08[c]	.97	8.69	12.05	(4.07)	10.75
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.47[c]	1.02	.95	1.08	1.11	1.17
Ratio of net expenses to average net assets	.47[c]	1.01	.95	1.07	1.10	1.15
Ratio of net investment income to average net assets	.85[c]	1.62	1.79	1.90	1.91	1.73
Portfolio Turnover Rate	17.59[c]	39.39	32.41	41.73	79.24	58.23
Net Assets, end of period ($ X 1,000)	182,190	204,901	245,171	216,991	138,027	83,800

[a] *The fund commenced offering six classes of shares on February 2, 2004. The existing shares were redesignated Class J shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

Class Z Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	19.16	19.60
Investment Operations:		
Investment income—net[b]	.15	.29
Net realized and unrealized gain (loss) on investments	.22	(.40)
Total from Investment Operations	.37	(.11)
Distributions:		
Dividends from investment income—net	(.32)	(.21)
Dividends from net realized gain on investments	(.15)	(.12)
Total Distributions	(.47)	(.33)
Net asset value, end of period	19.06	19.16
Total Return (%)[c]	1.98	(.59)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[c]	.59	1.15
Ratio of net expenses to average net assets[c]	.54	1.02
Ratio of net investment income to average net assets[c]	.79	1.51
Portfolio Turnover Rate	17.59[c]	39.39
Net Assets, end of period ($ X 1,000)	89,473	100,250

[a] From December 18, 2004 (commencement of initial offering) to November 30, 2005.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Opportunity Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds II (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective seeks a high total return through a combination of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Wisconsin Capital Management, Inc. ("Wisconsin Capital") serves as the fund's sub-investment adviser.

As of the close of business on December 17, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Balanced Fund, Inc. were transferred to the fund. Shareholders of Dreyfus Balanced Fund, Inc. received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in Dreyfus Balanced Fund, Inc. at the time of the exchange. The net asset value of the fund's Class Z shares at the close of business on December 17, 2004, after the reorganization, was $19.60 per share, and a total of 6,160,460 Class Z shares representing net assets of $120,745,007 (including $13,596,353 net unrealized appreciation on investments, were issued to Dreyfus Balanced Fund, Inc. shareholders in the exchange. The exchange was a tax-free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R, Class T, Class J and Class Z shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge

("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class R, Class J and Class Z shares are sold at NAV per share. Class R shares are sold only to institutional investors and Class J and Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement

- with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

Debt securities (excluding short-term investments other than U.S. Treasury Bills) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A., whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended May 31, 2006, pursuant to the securities lending agreement, Mellon Bank, N.A. earned revenues of $172,432 from the fund.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover, which can be utilized in subsequent years subject to an annual limitation due to the fund's merger with Dreyfus Balanced Fund, Inc, of $11,020,891 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2005. If not applied, $5,653,722 of the capital loss carryover will expire in fiscal 2010 and $5,367,169 will expire in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2005 were as follows: ordinary income $7,800,471 and long-term capital gains $5,241,716. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2006 was approximately $314,500, with a related weighted average annualized interest rate of 4.81%.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .80% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed, from December 1, 2005 through November 30, 2006, to waive receipt of its fees and/or assume the expenses of the fund, so that annual fund operating expenses for Class J, exclusive of taxes, interest, brokerage commissions, commitment fees and extraordinary expenses, do not exceed 1.11%. Dreyfus has contractually agreed from December 1, 2005 through November 30, 2006, to waive receipt of its fees and/or assume the expenses of the fund, so that annual fund operating expenses for Class Z, exclusive of expenses as described above, do not exceed 1.08%. The reduction in expenses for Class Z shares, pursuant to the undertaking, amounted to $43,979 during the period ended May 31, 2006.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Wisconsin Capital, Dreyfus has agreed to pay Wisconsin Capital a monthly fee in the amount of 100% of the management fee paid by the fund to Dreyfus for such month, less certain fees waived or expenses paid or reimbursed by Dreyfus, on the fund's assets attributable to accounts of shareholders who have an adviser-client relationship with Wisconsin Capital, plus, with respect to all other assets of the fund, an annual fee of .30% of the value of the fund's average daily net assets up to $300 million and .25% of the value of the fund's average daily net assets in excess of $300 million, payable monthly.

During the period ended May 31, 2006, the Distributor retained $85,351 and $123 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $373,224 and $28,263 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2006, Class B, Class C and Class T shares were charged $690,411, $559,822 and $3,507, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2006, Class A, Class B, Class C and Class T shares were charged $324,131, $230,137, $186,607 and $3,507, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, Class Z shares were charged $49,326, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $184,030 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2006, the fund was charged $34,896 pursuant to the custody agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer, which is included in miscellaneous expenses.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $570,352, Rule 12b-1 distribution plan fees $203,077, shareholder services plan fees $119,730 custodian fees $23,519, chief compliance officer fees $1,605 and transfer agency per account fees $58,025, which are offset against an expense reimbursement currently in effect in the amount of $7,745.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended May 31, 2006, amounted to $154,673,702 and $264,183,564, respectively.

At May 31, 2006, accumulated net unrealized appreciation on investments was $31,952,741, consisting of $60,437,246 gross unrealized appreciation and $28,484,505 gross unrealized depreciation.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Board of Trustees meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement (together, the "Agreements") with Wisconsin Capital Management, LLC (the "Sub-Adviser"), for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Agreements, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Agreements with senior management personnel of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Agreements. In determining to continue the Agreements, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of services provided to the fund by the Manager pursuant to the Management Agreement, and by the Sub-Adviser pursuant to the Sub-Advisory Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse

resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund as well as the fund's asset size.

The Board members also considered the Manager's and Sub-Adviser's research and portfolio management capabilities and the Manager's oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over the Sub-Adviser.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund was ranked in the fifth quintile among its performance group and performance universe for the one-, two-, and three-year periods ended January 31, 2006. The Board further noted that the fund's long-term performance record was strong, as evidenced by the fund being ranked first among its performance group and performance universe for the five- and ten-year periods ended January 31, 2006. The Board members discussed with management the fund's investment strategy and the reasons for the fund's underperformance compared to the Lipper group and universe for the one-, two-, and three-year periods. The Board noted that the fund produced lower returns than its benchmarks, primarily due to the fund's focus on blue-chip stocks, which, despite increasingly attractive valuations and strong business fundamentals, continued to lag smaller, more economically sensitive companies. The Board also cited the disappointing results from the fund's investments in for-profit education providers, which were hurt by industry-wide issues that the portfolio manger regards as temporary. The Board members took into account the portfolio managers' experience and superior long-term track record, and expressed their continued confidence in the portfolio management team.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee was in the third and fourth quintile among its expense group and expense universe, respectively, while the fund's actual total expense ratio was in the fourth quintile among the expense group and expense universe. The Board further noted that the fund's actual total expense ratio was lower than the average of the expense group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's and Sub-Adviser's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's or Sub-Adviser's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or Sub-Adviser, as applicable, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit, and the dollar amount of expenses allocated and profit received by the Sub-Adviser. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Sub-Adviser from acting as investment adviser and sub-investment adviser, respectively, and reviewed the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided. It also was noted that the profitability percentage for managing the portfolio was within rangers determined by appropriate court cases to be reasonable given the services provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Agreements. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations:

• The Board concluded that the nature, extent and quality of the services provided by the Manager and the Sub-Adviser are adequate and appropriate;

• While the Board was concerned with the fund's short-term performance, it was satisfied with the fund's overall long-term performance. The Board acknowledged the underperformance of the blue chip sector of the market, but stressed the need to continue to seek to improve the fund's performance record;

• The Board concluded that the fees paid by the fund to the Manager were reasonable in light of comparative performance and expense and advisory fee information, costs of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the advisory fee rates charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Agreements was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Balanced Opportunity Fund**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Wisconsin Capital Management, LLC
1200 John Q. Hammons Drive
Madison, WI 53717

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6000SA0506

Dreyfus Premier Select Fund

SEMIANNUAL REPORT May 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Select Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager, Clint A. Oppermann.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Clint A. Oppermann, Primary Portfolio Manager
Wisconsin Capital Management, LLC, Sub-Investment Adviser

How did Dreyfus Premier Select Fund perform relative to its benchmark?

For the six-month period ended May 31, 2006, the fund produced total returns of 3.72% for Class A shares, 3.31% for Class B shares, 3.27% for Class C shares, 3.87% for Class J shares, 3.66% for Class R shares and 3.58% for Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's Composite Stock Price Index ("S&P 500 Index"), achieved a total return of 2.61% for the same period.[2]

Stocks generally advanced in a robust U.S. economy before encountering weakness related to economic concerns in the reporting period's final weeks. The fund's returns were higher than the S&P 500 Index, primarily due to rebounds in a number of holdings where business conditions improved or company-specific issues were addressed.

What is the fund's investment approach?

The fund seeks a high level of long-term capital appreciation. To pursue this goal, the fund invests in a select portfolio of common stocks in approximately 20 to 40 companies that we believe are undervalued and have the potential for growth. When selecting investments, we analyze the quality of the company and its business, as well as the company's market valuation relative to its intrinsic business value. The fund typically invests in average or higher-quality companies when their shares are trading at substantial discounts to our estimates of their intrinsic values. We generally look for companies that meet the following criteria:

- Good growth prospects
- Leading market positions
- Consistent operating history
- Capable management
- High barriers to market entry and other competitive or technological advantages
- Attractive returns on equity and assets
- Relatively low debt burdens

We estimate a company's intrinsic value using a proprietary statistical model based on discounted free cash flow methodologies that are "cross-checked" with historical absolute and relative valuation measures.

What other factors influenced the fund's performance?

Although we choose the fund's investments by evaluating individual companies instead of broader economic or market trends, it is worth noting that the fund and the stock market benefited during the reporting period from steady U.S. and global economic growth. Improving business conditions and better-than-expected corporate earnings across a variety of industry groups helped drive stock prices higher during much of the reporting period. However, renewed inflationary pressures in May sparked concerns that short-term interest rates might rise more than previously expected, and stocks fell sharply in the reporting period's final weeks.

The fund proved to be relatively well positioned to weather the financial markets' recent declines. Throughout the reporting period, we gradually increased the fund's exposure to shares of companies at the larger end of the capitalization range, which are sometimes referred to as "mega-cap" stocks. Because large, multinational companies with dominant market positions historically have tended to produce more consistent earnings under a variety of economic conditions than smaller businesses, their stocks tend to be less volatile during times of economic transition. Although the fund's mega-cap holdings generally lagged the averages during the market rally, they protected the fund from the full brunt of the market's subsequent sell-off.

The fund received particularly strong contributions from several stocks that rebounded from previously low valuations. For-profit education provider Corinthian Colleges, one of the fund's largest holdings, advanced when a new management team made progress toward improving operations. Printer manufacturer Lexmark International benefited from a shift in its focus to new, higher-margin products. Orthopedics specialist Wright Medical Group achieved better earnings after previously posting some disappointing quarterly financial results. Pharmaceutical giants Merck & Co., Pfizer and Johnson & Johnson bounced back after being out of favor among investors for some time, as concerns regarding a wave of patent expirations appeared to wane.

4

Some of the fund's lagging performers included companies that have not yet experienced the catalysts that we believe will drive their stocks higher. Software leader Microsoft disappointed investors when it increased spending and delayed the introduction of next-generation upgrades to its major products. Unlike industry rival Corinthian Colleges, Career Education has not fully addressed the regulatory, operational and shareholder-relations issues that have cast what we believe to be a temporary pall over its shares, despite the for-profit education industry's ongoing growth. Puerto-Rico-based mortgage lender Doral Financial has not yet recovered from earlier accounting irregularities that compelled it to revise previous financial reports.

What is the fund's current strategy?

We have continued to favor companies near the top of the large-capitalization range, such as insurer American International Group, beverage leader Coca-Cola and conglomerate Berkshire Hathaway. Large, multinational companies such as these not only appear more likely to weather an economic slowdown, but their stocks generally are more attractively valued than those of smaller companies. In addition, many potentially are well positioned to participate in stronger economies outside of the United States. Accordingly, we currently intend to take advantage of any additional bouts of market weakness to increase existing mega-cap positions. Of course, this strategy may change as changing market conditions warrant.

June 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided for Class J shares reflects the absorption of certain expenses by The Dreyfus Corporation pursuant to an agreement in effect through February 25, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's Class J shares return would have been lower. Class J shares are closed to new investors.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2006

	Class A	Class B	Class C	Class R	Class T	Class J
Expenses paid per $1,000†	$ 7.87	$ 11.66	$ 11.55	$ 6.60	$ 9.14	$ 6.56
Ending value (after expenses)	$1,037.20	$1,033.10	$1,032.70	$1,036.60	$1,035.80	$1,038.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

	Class A	Class B	Class C	Class R	Class T	Class J
Expenses paid per $1,000†	$ 7.80	$ 11.55	$ 11.45	$ 6.54	$ 9.05	$ 6.49
Ending value (after expenses)	$1,017.20	$1,013.46	$1,013.56	$1,018.45	$1,015.96	$1,018.50

† *Expenses are equal to the fund's annualized expense ratio of 1.55% for Class A shares, 2.30% for Class B shares, 2.28% for Class C shares, 1.30% for Class R, 1.80% for Class T and 1.29% for Class J; multiplied by the average account value over the period, multiplied by 182/365(to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

Common Stocks−99.7%	Shares	Value ($)
Commercial & Professional Services−18.8%		
Career Education	77,000 [a]	2,509,430
Corinthian Colleges	220,000 [a]	3,038,200
		5,547,630
Consumer Discretionary−10.4%		
Cabela's, Cl. A	65,000 [a,b]	1,158,950
Interpublic Group of Cos.	137,000 [a]	1,305,610
Liberty Media Holding, Cap. Ser. A	4,350 [a]	346,130
Liberty Media Holding, Int. Ser. A	15,000 [a]	269,400
		3,080,090
Consumer Staples−4.8%		
Coca-Cola	32,000	**1,408,960**
Financial−23.0%		
American International Group	20,000	1,216,000
Berkshire Hathaway, Cl. A	16 [a]	1,476,640
Doral Financial	112,000	844,480
Fannie Mae	39,000	1,940,250
Marsh & McLennan Cos.	47,000	1,317,410
		6,794,780
Health Care−23.5%		
Bausch & Lomb	20,000	983,000
Bristol-Myers Squibb	24,000	589,200
Cardinal Health	11,000	736,010
Johnson & Johnson	15,000	903,300
Merck & Co.	26,000	865,540
Pfizer	65,000	1,537,900
Wright Medical Group	58,000 [a]	1,310,800
		6,925,750
Industrial−4.5%		
Cendant	40,000	646,800
Tyco International	25,000	677,750
		1,324,550

Common Stocks (continued)	Shares	Value ($)
Information Technology—14.7%		
BISYS Group	65,000 [a]	958,750
Electronic Data Systems	43,000	1,054,360
Lexmark International, Cl. A	23,000 [a]	1,316,750
Microsoft	45,000	1,019,250
		4,349,110
Total Common Stocks		
(cost $27,450,911)		**29,430,870**

Other Investment—.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $65,000)	65,000 [c]	**65,000**

Investment of Cash Collateral for Securities Loaned—4.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $1,235,000)	1,235,000 [c]	**1,235,000**

Total Investments (cost $28,750,911)	**104.1%**	**30,730,870**
Liabilities, Less Cash and Receivables	**(4.1%)**	**(1,205,222)**
Net Assets	**100.0%**	**29,525,648**

[a] *Non-income producing security.*

[b] *All or a portion of this security is on loan. At May 31, 2006, the total market value of the fund's security on loan is $1,158,950 and the total market value of the collateral held by the fund is $1,235,000.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Health Care	23.5	Consumer Staples	4.8
Financial	23.0	Industrial	4.5
Commercial & Professional Services	18.8	Money Market Investments	4.4
Information Technology	14.7		
Consumer Discretionary	10.4		**104.1**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,158,950)–Note 1(b):		
Unaffiliated issuers	27,450,911	29,430,870
Affiliated issuers	1,300,000	1,300,000
Cash		5,369
Dividends and interest receivable		42,902
Receivable for shares of Beneficial Interest subscribed		931
Prepaid expenses		37,866
		30,817,938
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		24,040
Liability for securities on loan–Note 1(b)		1,235,000
Payable for shares of Beneficial Interest redeemed		10
Accrued expenses		33,240
		1,292,290
Net Assets ($)		29,525,648
Composition of Net Assets ($):		
Paid-in capital		26,992,204
Accumulated investment (loss)–net		(40,930)
Accumulated net realized gain (loss) on investments		594,415
Accumulated net unrealized appreciation (depreciation) on investments		1,979,959
Net Assets ($)		29,525,648

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T	Class J
Net Assets ($)	1,497,166	19,684	988	999	4,947	28,001,864
Shares Outstanding	126,305	1,676	84	84.112	418.438	2,356,167
Net Asset Value Per Share ($)	**11.85**	**11.74**	**11.76**	**11.88**	**11.82**	**11.88**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):

Income:

Cash dividends (net of $2,024 foreign taxes withheld at source):	
Unaffiliated issuers	160,419
Affiliated issuers	1,525
Income from securities lending	1,049
Total Income	**162,993**
Expenses:	
Management fee–Note 3(a)	124,406
Registration fees	52,638
Auditing fees	22,551
Prospectus and shareholders' reports	10,679
Shareholder servicing costs–Note 3(c)	8,416
Custodian fees–Note 3(c)	1,599
Trustees' fees and expenses–Note 3(d)	580
Interest expense–Note 2	522
Loan commitment fees–Note 2	511
Legal fees	333
Distribution fees–Note 3(b)	84
Miscellaneous	5,318
Total Expenses	**227,637**
Less–reduction in expenses due to undertaking–Note 3(a)	(24,340)
Net Expenses	**203,297**
Investment (Loss)–Net	**(40,304)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	649,615
Net unrealized appreciation (depreciation) on investments	632,333
Net Realized and Unrealized Gain (Loss) on Investments	**1,281,948**
Net Increase in Net Assets Resulting from Operations	**1,241,644**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Operations ($):		
Investment income (loss)−net	(40,304)	72,565
Net realized gain (loss) on investments	649,615	2,044,171
Net unrealized appreciation (depreciation) on investments	632,333	(2,978,035)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,241,644**	**(861,299)**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(805)	−
Class B shares	(6)	−
Class R shares	(2)	−
Class T shares	(3)	−
Class J shares	(54,366)	(101,559)
Net realized gain on investments:		
Class A shares	(46,783)	−
Class B shares	(1,273)	−
Class C shares	(64)	−
Class R shares	(64)	−
Class T shares	(318)	−
Class J shares	(2,011,547)	(194,121)
Total Dividends	**(2,115,231)**	**(295,680)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,009,335	678,104
Class B shares	263	18,830
Class C shares	−	1,000
Class R shares	6,000	1,000
Class T shares	−	5,000
Class J shares	938,217	10,222,919

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	46,104	–
Class B shares	1,279	–
Class C shares	64	–
Class R shares	65	–
Class T shares	320	–
Class J shares	2,053,847	262,920
Cost of shares redeemed:		
Class A shares	(173,326)	(721)
Class R shares	(5,899)	–
Class J shares	(4,778,398)	(10,522,036)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(902,129)**	**667,016**
Total Increase (Decrease) in Net Assets	**(1,775,716)**	**(489,963)**
Net Assets ($):		
Beginning of Period	31,301,364	31,791,327
End of Period	**29,525,648**	**31,301,364**
Undistributed investment income (loss)–net	(40,930)	54,556

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Capital Share Transactions:		
Class A		
Shares sold	82,927	53,712
Shares issued for dividends reinvested	4,021	–
Shares redeemed	(14,298)	(57)
Net Increase (Decrease) in Shares Outstanding	**72,650**	**53,655**
Class B		
Shares sold	22	1,542
Shares issued for dividends reinvested	112	–
Net Increase (Decrease) in Shares Outstanding	**134**	**1,542**
Class C		
Shares sold	–	78
Shares issued for dividends reinvested	6	–
Net Increase (Decrease) in Shares Outstanding	**6**	**78**
Class R		
Shares sold	480	78
Shares issued for dividends reinvested	6	–
Shares redeemed	(480)	–
Net Increase (Decrease) in Shares Outstanding	**6**	**78**
Class T		
Shares sold	–	390
Shares issued for dividends reinvested	28	–
Net Increase (Decrease) in Shares Outstanding	**28**	**390**
Class J		
Shares sold	77,914	797,178
Shares issued for dividends reinvested	178,751	20,240
Shares redeemed	(395,468)	(829,841)
Net Increase (Decrease) in Shares Outstanding	**(138,803)**	**(12,423)**

[a] *The fund commenced offering six classes of shares on February 25, 2005. The existing shares were redesignated Class J shares and the fund added Class A, Class B, Class C, Class R and Class T shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (excluding portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.25	12.75
Investment Operations:		
Investment income (loss)−net[b]	(.03)	.01
Net realized and unrealized gain (loss) on investments	.45	(.51)
Total from Investment Operations	.42	(.50)
Distributions:		
Dividends from investment income−net	(.01)	−
Dividends from net realized gain on investments	(.81)	−
Total Distributions	(.82)	−
Net asset value, end of period	11.85	12.25
Total Return (%)[c,d]	3.72	(3.92)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	.87	1.54
Ratio of net expenses to average net assets[d]	.77	1.16
Ratio of net investment income (loss) to average net assets[d]	(.22)	.05
Portfolio Turnover Rate	10.82[d]	35.26
Net Assets, end of period ($ x 1,000)	1,497	657

[a] From February 25, 2005 (commencement of operations) to November 30, 2005.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not Annualized

See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.18	12.75
Investment Operations:		
Investment income (loss)−net[b]	(.07)	.01
Net realized and unrealized gain (loss) on investments	.44	(.58)
Total from Investment Operations	.37	(.57)
Distributions:		
Dividends from investment income−net	(.00)[c]	−
Dividends from net realized gain on investments	(.81)	−
Total Distributions	(.81)	−
Net asset value, end of period	11.74	12.18
Total Return (%)[d,e]	3.31	(4.47)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	1.27	2.86
Ratio of net expenses to average net assets[e]	1.15	1.90
Ratio of net investment income (loss) to average net assets[e]	(.62)	.07
Portfolio Turnover Rate	10.82[e]	35.26
Net Assets, end of period ($ x 1,000)	20	19

[a] From February 25, 2005 (commencement of operations) to November 30, 2005.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not Annualized

See notes to financial statements.

Class C Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.18	12.75
Investment Operations:		
Investment (loss)−net[b]	(.07)	(.07)
Net realized and unrealized gain (loss) on investments	.46	(.50)
Total from Investment Operations	.39	(.57)
Distributions:		
Dividends from investment income−net	−	−
Dividends from net realized gain on investments	(.81)	−
Total Distributions	(.81)	−
Net asset value, end of period	11.76	12.18
Total Return (%)[c,d]	3.27	(4.47)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	1.98	3.25
Ratio of net expenses to average net assets[d]	1.14	1.74
Ratio of net investment (loss) to average net assets[d]	(.61)	(.52)
Portfolio Turnover Rate	10.82[d]	35.26
Net Assets, end of period ($ x 1,000)	1	1

[a] *From February 25, 2005 (commencement of operations) to November 30, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not Annualized*
See notes to financial statements.

Class R Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.28	12.75
Investment Operations:		
Investment income (loss)–net [b]	(.01)	.03
Net realized and unrealized gain (loss) on investments	.44	(.50)
Total from Investment Operations	.43	(.47)
Distributions:		
Dividends from investment income–net	(.02)	–
Dividends from net realized gain on investments	(.81)	–
Total Distributions	(.83)	–
Net asset value, end of period	11.88	12.28
Total Return (%)[c]	3.66	(3.69)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets [c]	1.08	2.28
Ratio of net expenses to average net assets [c]	.65	.97
Ratio of net investment income (loss) to average net assets [c]	(.13)	.25
Portfolio Turnover Rate	10.82[c]	35.26
Net Assets, end of period ($ x 1,000)	1	1

[a] *From February 25, 2005 (commencement of operations) to November 30, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	12.23	12.75
Investment Operations:		
Investment (loss)−net[b]	(.05)	(.03)
Net realized and unrealized gain (loss) on investments	.46	(.49)
Total from Investment Operations	.41	(.52)
Distributions:		
Dividends from investment income−net	(.01)	−
Dividends from net realized gain on investments	(.81)	−
Total Distributions	(.82)	−
Net asset value, end of period	11.82	12.23
Total Return (%)[c,d]	3.58	(4.08)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	1.34	2.37
Ratio of net expenses to average net assets[d]	.90	1.38
Ratio of net investment (loss) to average net assets[d]	(.38)	(.20)
Portfolio Turnover Rate	10.82[d]	35.26
Net Assets, end of period ($ X 1,000)	5	5

[a] *From February 25, 2005 (commencement of operations) to November 30, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not Annualized*
See notes to financial statements.

Class J Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30,			
		2005[a]	2004	2003	2002[b]
Per Share Data ($):					
Net asset value, beginning of period	12.27	12.68	10.61	8.85	10.00
Investment Operations:					
Investment income (loss)−net	(.02)[c]	.03[c]	.03	.08	.05
Net realized and unrealized gain (loss) on investments	.46	(.32)	2.11	1.74	(1.20)
Total from Investment Operations	.44	(.29)	2.14	1.82	(1.15)
Distributions:					
Dividends from investment income−net	(.02)	(.04)	(.07)	(.06)	−
Dividends from net realized gain on investments	(.81)	(.08)	−	−	−
Total Distributions	(.83)	(.12)	(.07)	(.06)	−
Net asset value, end of period	11.88	12.27	12.68	10.61	8.85
Total Return (%)	3.87[d]	(2.37)	20.26	20.69	(11.50)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.72[d]	1.49	1.62	1.70	1.74[e]
Ratio of net expenses to average net assets	.64[d]	1.28	1.30	1.30	1.30[e]
Ratio of net investment income (loss) to average net assets	(.13)[d]	.21	.37	.89	.69[e]
Portfolio Turnover Rate	10.82[d]	35.26	75.79	60.27	66.24[d]
Net Assets, end of period ($ x 1,000)	28,002	30,619	31,800	22,500	17,800

[a] *The fund commenced offering six classes of shares on February 25, 2005. The existing shares were redesignated Class J shares.*

[b] *From December 3, 2001 (commencement of operations) through November 30, 2002.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds II (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective seeks high level of long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Effective February 25, 2005, Wisconsin Capital Management, Inc. ("Wisconsin Capital"), formerly known as Thompson Plumb & Associates, Inc. ("TPA"), serves as the fund's sub-investment adviser.

On February 25, 2005, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board, all of the assets, subject to the liabilities, of Thompson Plumb Select Fund, a series of Thompson Plumb Funds, Inc., were transferred to Dreyfus Premier Select Fund in exchange for shares of Beneficial Interest of Dreyfus Premier Select Fund's Class J shares of equal value on the close of business on February 25, 2005. Holders of Thompson Plumb Select Fund received Dreyfus Premier Select Fund, Class J shares, in an amount equal to the aggregate net asset value of their investment in Thompson Plumb Select Fund at the time of the exchange. The net asset value of Dreyfus Premier Select Fund's Class J shares on February 25, 2005, before and after the reorganization, was $12.75 per share and a total of 2,780,028 Class J shares representing net assets of $35,432,302 (including $3,782,369 net unrealized appreciation on investments) were issued to Thompson Plumb Select Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders. The fund is designed to have the same investment objective and substantially similar investment policies and strategies as the Thompson Plumb Select Fund. Class J shares are closed to new investors.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned sub-sidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R, Class T and Class J shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at NAV per share only to institutional investors. Class J shares were cre-ated in connection with the reorganization of the Thompson Plumb Select Fund and are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income, expenses (other than expenses attributable to a spe-cific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indi-rectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

As of May 31, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 84 of each of the following Class B, Class C, Class R and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund enters into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of the loss to be remote.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Investments in registered investment companies are valued at their NAV. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principal exchange.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is accrued as earned.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A., whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2005 were as follows: ordinary income $101,471 and long-term capital gains $194,209. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2006, was $20,700, with a related weighted average annualized interest rate of 5.05%.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .80% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed, from December 1, 2005 until February 25, 2007, to waive receipt of its fees and/or assume the expenses of the fund, so that annual fund operating expenses for

Class J shares, exclusive of taxes, interest, brokerage commissions, commitment fees and extraordinary expenses, do not exceed 1.30%. Dreyfus had undertaken from December 1, 2005 through May 31, 2006, for Class A, Class B, Class C, Class R and Class T shares, to limit the operating expenses or assume all or part of the expenses of the fund, if the aggregate expenses, exclusive of taxes, brokerage fee, interest on borrowings, commitment fees, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.30% of the value of their average daily net assets. The reduction in expenses, pursuant to the undertakings, amounted to $24,340 during the period ended May 31, 2006.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Wisconsin Capital, Dreyfus has agreed to pay Wisconsin Capital a monthly fee in the amount of 100% of the management fee paid by the fund to Dreyfus for such month, less certain fees waived or expenses paid or reimbursed by Dreyfus, on the fund's assets attributable to accounts of shareholders who have an adviser-client relationship with Wisconsin Capital (including the accounts of all shareholders of Thompson Plumb Select Fund as of the reorganization date who continue as shareholders of the fund following the reorganization of Thompson Plumb Select Fund), plus, with respect to all other assets of the fund, .50% of the net management fee paid to the manager on such net assets.

During the period ended May 31, 2006, the Distributor retained $950 from commissions earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 % of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2006, Class B, Class C and Class T shares were charged $74, $4 and $6, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2006, Class A, Class B, Class C and Class T shares were charged $1,212, $25, $1 and $6, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for Class A, Class B, Class C, Class R and Class T shares of the fund. During the period ended May 31, 2006, the fund was charged $4,105 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2006, the fund was charged $1,599 pursuant to the custody agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $20,263, Rule 12b-1 distribution plan fees $14, shareholder services plan fees $330, custodian fees $1,267, chief compliance officer fees $1,605 and transfer agency per account fees $1,478, which are offset against an expense reimbursement currently in effect in the amount of $917.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2006, amounted to $3,359,712 and $6,381,682, respectively.

At May 31, 2006, accumulated net unrealized appreciation on investments was $1,979,959, consisting of $2,992,588 gross unrealized appreciation and $1,012,629 gross unrealized depreciation.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Board of Trustees meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement (together, the "Agreements") with Wisconsin Capital Management, LLC (the "Sub-Adviser"), for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Agreements, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Agreements with senior management personnel of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Agreements. In determining to continue the Agreements, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of services provided to the fund by the Manager pursuant to the Management Agreement, and by the Sub-Adviser pursuant to the Sub-Advisory Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse

resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund as well as the fund's asset size.

The Board members also considered the Manager's and Sub-Adviser's research and portfolio management capabilities and the Manager's oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over the Sub-Adviser.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund was ranked in the fourth or fifth quintiles among its performance group and performance universe for the one- and two-year periods, ended January 31, 2006; and in the second or third quintiles among its performance group and performance universe for the three- and four-year periods, ended January 31, 2006. The Board members discussed with management the fund's investment strategy and the reasons for the fund's underperformance compared to the Lipper group and universe for the one- and two-year periods. The Board noted that the fund produced lower returns than its benchmarks, primarily due to the fund's focus on blue-chip stocks, which, despite increasingly attractive valuations and strong business fundamentals, continued to lag smaller, more economically sensitive companies. The Board also cited the disappointing results from the fund's investments in for-profit education providers, which were hurt by industry-wide issues that the portfolio manger regards as temporary. The Board members took into account the portfolio managers' experience and superior long-term track record, and expressed their continued confidence in the portfolio management team.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee was lower than the average and the median of expense group, while the fund's actual total expense ratio was in the fourth quintile of the expense group and expense universe.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's and Sub-Adviser's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's or Sub-Adviser's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or Sub-Adviser, as applicable, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit, and the dollar amount of expenses allocated and profit received by the Sub-Adviser. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Sub-Adviser from acting as investment adviser and sub-investment adviser, respectively, and reviewed the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Agreements. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations;

• The Board concluded that the nature, extent and quality of the services provided by the Manager and the Sub-Adviser are adequate and appropriate;

• While the Board was concerned with the fund's short-term performance, it expressed confidence in the portfolio management team. The Board acknowledged the underperformance of the blue chip sector of the market, but stressed the need to continue to seek to improve the fund's performance record;

• The Board concluded that the fees paid by the fund to the Manager were reasonable in light of comparative performance and expense and advisory fee information, costs of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the advisory fee rates charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Agreements was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier
Select Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Wisconsin Capital Management, LLC
1200 John Q. Hammons Drive
Madison, WI 53717

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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